8/30/04

AM 8-31-2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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04013084

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC MAIL PROCESSING SECTION RECEIVED AUG 3 0 2004 WASH., D.C.

| SEC FILE NUMBER |
|---|
| 8- 36060 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 7/1/2003 (MM/DD/YY) AND ENDING 6/30/2004 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tempo Securities Corporation

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4712 State Road, Suite 200
(No. and Street)

Cleveland, Ohio 44109
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dennis W. Zauszniewski (216) 351-5300
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohen McCurdy, Ltd.
(Name – *if individual, state last, first, middle name*)

826 Westpoint Parkway, Suite 1250 Westlake, OH 44145
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 03 2004
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Dennis W. Zanszuiewski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tempo Securities Corporation, as of June 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Senior Vice President/Treasurer

Title

Notary Public

ROBERT SHIFFRA, Notary Public
STATE OF OHIO
My commission has no expiration date

This report ** contains (check all applicable boxes):

- x☒ (a) Facing Page.
- x☒ (b) Statement of Financial Condition.
- x☒ (c) Statement of Income (Loss).
- x☒ (d) Statement of Changes in Financial Condition.
- x☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- x☒ (g) Computation of Net Capital.
- x☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- x☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TEMPO SECURITIES CORPORATION

JUNE 30, 2004

TABLE OF CONTENTS

TEMPO SECURITIES CORPORATION

INDEPENDENT AUDITORS' REPORT

JUNE 30, 2004

Cohen McCurdy

Certified Public Accountants

Cohen McCurdy
Certified Public Accountants

Cohen McCurdy, Ltd.
826 Westpoint Pkwy., Suite 1250
Westlake, OH 44145-1594

www.cohenmccurdy.com

440.835.8500
440.835.1093 *fax*

BOARD OF DIRECTORS
TEMPO SECURITIES CORPORATION

Independent Auditors' Report

We have audited the accompanying statement of financial condition of Tempo Securities Corporation as of June 30, 2004, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tempo Securities Corporation as of June 30, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cohen McCurdy

July 13, 2004
Westlake, Ohio

# STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2004

## ASSETS

| | | |
|---|---|---|
| CASH AND CASH EQUIVALENTS | $ | 27,849 |
| COMMISSIONS RECEIVABLE | | 23,005 |
| PREPAID EXPENSES | | 943 |
| | $ | 51,797 |

## LIABILITIES

| | | |
|---|---|---|
| ACCOUNTS PAYABLE AND ACCRUED EXPENSES | $ | 4,190 |
| COMMISSIONS PAYABLE | | 16,384 |
| | | 20,574 |
| COMMITMENTS | | |

## SHAREHOLDERS' EQUITY

| | | |
|---|---|---|
| COMMON STOCK; No par value<br>750 shares authorized,<br>600 issued and outstanding | | 30,000 |
| RETAINED EARNINGS | | 1,223 |
| | | 31,223 |
| | $ | 51,797 |

*The accompanying notes are an integral part of this statement.*

## STATEMENT OF INCOME

## YEAR ENDED JUNE 30, 2004

| | |
|---|---|
| REVENUE | |
| Commissions and fees | $ 285,594 |
| Interest and dividends | 97 |
| Other | 1,425 |
| | 287,116 |
| EXPENSES | |
| Commissions, employee compensation and benefits | 225,201 |
| Floor brokerage | 30,392 |
| Professional fees | 5,068 |
| Occupancy | 11,491 |
| Other | 14,934 |
| | 287,086 |
| NET INCOME | $ 30 |

*The accompanying notes are an integral part of this statement.*

## STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

## YEAR ENDED JUNE 30, 2004

| | COMMON STOCK | RETAINED EARNINGS | TOTAL |
|---|---|---|---|
| BALANCE – JULY 1, 2003 | $ 30,000 | $ 1,193 | $ 31,193 |
| NET INCOME | | 30 | 30 |
| BALANCE – JUNE 30, 2004 | $ 30,000 | $ 1,223 | $ 31,223 |

*The accompanying notes are an integral part of this statement.*

STATEMENT OF CASH FLOWS

YEAR ENDED JUNE 30, 2004

| | |
|---|---|
| CASH FLOW PROVIDED FROM OPERATING ACTIVITIES | |
| Net income | $ 30 |
| Increase (decrease) in cash resulting from changes in operating assets and liabilities | |
| Commissions receivable | 567 |
| Prepaid expenses | 362 |
| Deposits | 800 |
| Commissions payable | (224) |
| Accounts payable and accrued expenses | (740) |
| Net cash provided by operating activities | 795 |
| CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR | 27,054 |
| CASH AND CASH EQUIVALENTS – END OF YEAR | $ 27,849 |

*The accompanying notes are an integral part of this statement.*

NOTES TO THE FINANCIAL STATEMENTS

1. ORGANIZATION

Tempo Securities Corporation (the Company) is a securities broker-dealer registered with the Securities and Exchange Commission (SEC). In addition, the Company, which was incorporated on May 2, 1986 in the State of Ohio, is a member of the National Association of Securities Dealers, Inc. (NASD).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

At times during the year, the Company's cash accounts exceeded the related amount of Federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

The Company considers financial instruments with a maturity of less than 90 days to be cash equivalents.

Included in cash and cash equivalents is $10,000 of segregated and restricted cash on deposit with its clearing broker pursuant to the Company's clearing agreement.

Receivables and Credit Policies

Commissions receivable are uncollateralized obligations due under normal trade terms requiring payments within 30 days from the report date. The Company generally collects receivables within 30 days and does not charge interest on commissions receivable with invoice dates over 30 days old.

Commissions receivable are stated at the amount billed. Payments of commissions receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of commissions receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all commissions receivable balances that exceed 90 days from the invoice date and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining commissions receivable based on historical collectibility. In the opinion of management, at June 30, 2004, all commissions were considered collectible and no allowance was necessary.

NOTES TO THE FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Accounting Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

3. LEASE COMMITMENTS

The Company renewed its existing lease for a one-year period from July 1, 2004 to June 30, 2005 for $8,400. At June 30, 2005, there is a one-year renewal option for $9,000.

4. FEDERAL INCOME TAXES

At June 30, 2004, the Company had a net operating loss carryforward of $1,406 available to reduce future taxable income, expiring through 2020. The net operating loss carryforward resulted in a deferred income tax asset of $211 at June 30, 2004. Due to the uncertainty in realizing the future benefit of the net operating loss carryforward, a valuation allowance of $211 was recorded at June 30, 2004.

NOTES TO THE FINANCIAL STATEMENTS

6. EXEMPTION FROM RULE 15c3-3

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

8. EMPLOYEE BENEFIT PLAN

At June 30, 2004, the Company had an SAR-SEP plan covering substantially all employees with greater than one year of service. The employees may elect to defer up to 25% of their gross wages. The Company also has an option to make a discretionary contribution to the plan. The Company has not made a contribution to the plan during the year.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

JUNE 30, 2004

SCHEDULES I AND II - COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 AND COMPUTATION FOR DETERMINATION
OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

JUNE 30, 2004

| | |
|---|---|
| NET CAPITAL | |
| Total shareholders' equity from statement of financial condition | $ 31,223 |
| Less: Non-allowable assets – Commissions receivable and prepaid expenses | 5,783 |
| NET CAPITAL | $ 25,440 |
| COMPUTATION OF AGGREGATE INDEBTEDNESS - TOTAL LIABILITIES FROM STATEMENT OF FINANCIAL CONDITION | $ 20,574 |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENT - 6 2/3% OF AGGREGATE INDEBTEDNESS | $ 1,372 |
| MINIMUM REQUIRED NET CAPITAL | $ 5,000 |
| NET CAPITAL REQUIREMENT | $ 5,000 |
| EXCESS NET CAPITAL | $ 20,440 |
| RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL | .81 to 1 |

The Company is not required to present the schedules "Compilation for Determination of Reserve Requirements Under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3 under Section (k)(2)(ii) of the Rule.

Cohen McCurdy
Certified Public Accountants

Cohen McCurdy, Ltd.
826 Westpoint Pkwy., Suite 1250
Westlake, OH 44145-1594

www.cohenmccurdy.com

440.835.8500
440.835.1093 *fax*

BOARD OF DIRECTORS
TEMPO SECURITIES CORPORATION

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5

In planning and performing our audit of the financial statements and supplemental schedule of Tempo Securities Corporation (the Company) for the year ended June 30, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than those specified parties.

Cohen & Company

July 13, 2004
Westlake, Ohio